Exhibit (4)(b)(xii)

GE LIFE AND ANNUITY ASSURANCE COMPANY

GREATER OF ANNUAL STEP-UP AND ROLLUP DEATH BENEFIT RIDER

This rider provides for an optional death benefit, which is coordinated with the Death Benefit Provisions Upon the Death of the Annuitant provision in the Policy. While this rider is in effect, the amount payable is the greatest of (a), (b) and (c), as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office, where:

(a)	is the Death Benefit provided for under the Death Provisions section in the Policy;
(b)	is the Annual Step-Up Death Benefit described below; and
(c)	is the Rollup Death Benefit described below.

Annual Step-Up Death Benefit

Annual Step-Up Death Benefit if the Annuitant is age 80 or younger at issue:

The Annual Step-Up Death Benefit on the Policy Date is the initial Purchase Payment. The Annual Step-Up Death Benefit will be reset on each Policy anniversary, up to and including the later of the fifth Policy anniversary and the Policy anniversary next following or coincident with the 80th birthday of the Annuitant, and on the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office. At each reset date the Annual Step-Up Death Benefit equals the greater of (a) and (b), where:

(a)	is the Account Value; and
(b)	is the Annual Step-Up Death Benefit on the last reset date plus Purchase Payments made since the last reset date, adjusted for any partial surrenders made and premium taxes paid since the last reset date.

Annual Step-Up Death Benefit if the Annuitant is older than age 80 at issue:

The Annual Step-Up Death Benefit on the Policy Date is the initial Purchase Payment. The Annual Step-Up Death Benefit will be reset on each Policy anniversary, up to and including the Policy anniversary next following or coincident with the 85th birthday of the Annuitant, and on the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office. At each reset date the Annual Step-Up Death Benefit equals the greater of (a) and (b), where:

(a)	is the Account Value; and
(b)	is the Annual Step-Up Death Benefit on the last reset date plus Purchase Payments made since the last reset date, adjusted for any partial surrenders made and premium taxes paid since the last reset date.

Annual Step-Up Death Benefit adjustment for partial surrenders and premium tax:

Partial surrenders reduce the Annual Step-Up Death Benefit proportionally by the same percentage that the partial surrender, including all surrender charges and premium taxes paid, reduces the Account Value.

When the Annual Step-Up Death Benefit will be calculated:

The Annual Step-Up Death Benefit will be calculated as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

Rollup Death Benefit

The Rollup Death Benefit on the Policy Date is the initial Purchase Payment. At the end of each Valuation Period after such date, the Rollup Death Benefit is the lesser of (a) and (b), where:

(a)	is 200% of Purchase Payments made; and
(b)	is the Rollup Death Benefit at the end of the last Valuation Period increased by a daily interest factor, equivalent to a [5%] annual effective interest rate, plus Purchase Payments made during the current Valuation Period, and adjusted for any partial surrenders made and premium taxes paid during the current Valuation Period.

Rollup Death Benefit adjustment for partial surrenders and premium tax:

Partial surrenders each Policy year, up to [5%] of Purchase Payments, calculated at the time of the partial surrenders, reduce the Rollup Death Benefit by the same amount that the partial surrender, including all surrender charges and premium taxes paid, reduces the Account Value. If partial surrenders greater than [5%] of Purchase Payments are made in any Policy year, the Rollup Death Benefit is reduced proportionally, for that partial surrender and all future partial surrenders, by the same percentage that the partial surrender, including all surrender charges and premium taxes paid, reduces the Account Value.

When the Rollup Death Benefit will be calculated:

The Rollup Death Benefit will be calculated as of the first Valuation Day as of which we have receipt of due proof of death and all required forms at our Home Office.

Annual Death Benefit Charge

There will be a charge made for this rider while it is in effect. This charge is made in arrears at the beginning of each Policy year after the first, and at surrender. The charge is made against the Account Value. The maximum charge will be the rate shown on the Policy data pages times the Account Value at the time of deduction. The actual charge will never be greater than the maximum annual charge. The charge at surrender will be a proportional share of the annual charge.

This annual death benefit charge will be deducted proportionally from the Investment Subdivisions in which you are invested. If the assets in the Investment Subdivisions are insufficient to cover the annual death benefit charge, then the excess of the charges over the assets in the Separate Account will then be deducted from the assets in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.

When this Rider is Effective

This rider becomes effective on the Policy Date unless another effective date is shown on the Policy data pages. If will remain in effect while this Policy is in force and before Income Payments begin. This rider may not be terminated prior to the Maturity Date. On the Maturity Date, this rider and its corresponding charge will terminate. If the Policy is terminated and later reinstated, this rider cannot be reinstated without our approval.

Change of Ownership

In the event that the underlying Policy is assigned or sold, unless under a court ordered assignment, this rider will terminate on such date of sale or assignment.

Spousal Continuation

This rider will be continued by the spousal beneficiary upon the death of the Owner, if the surviving spouse would have been eligible for this rider on the Policy Date.

/s/    PAMELA S. SCHUTZ

Pamela S. Schutz

        President

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